                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING                0-18200

                                  FORM 10-Q                      CUSIP NUMBER
                                                                    042166
                     For Period Ended:  June 30, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                      ARMANINO FOODS OF DISTINCTION, INC.
                      -----------------------------------
                            Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                          30588 San Antonio Street
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                          Hayward, California  94544
                          --------------------------
                           City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the Registrant's acquisition on May 20, 1996 of Alborough, Inc. of Hayward, California (which does business as Emilia Romagna Foods), and the commencement of operations of a retail outlet during the quarter ended June 30, 1996, the Registrant has been unable to obtain all of the information necessary to complete and file its Form 10-Q in a timely manner, and as a result the report will not be filed by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               James P. Beck                  303/295-2355
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
- ------------------------------------------------------------------------------

                      ARMANINO FOODS OF DISTINCTION, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ARMANINO FOODS OF DISTINCTION, INC.

August 13, 1996                     By /s/ William J. Armanino
                                       William J. Armanino
                                       President and Chief Executive Officer

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]